UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:    May 12, 2016

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Partial Amendments to Articles of Incorporation

Tokyo, May 12, 2016 — Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) hereby announces that SMFG’s board of directors resolved at a meeting held today that a proposal concerning partial amendments to SMFG’s Articles of Incorporation shall be made at the 14th Ordinary General Meeting of Shareholders scheduled to be held on June 29, 2016, as follows:

1. Purpose of Amendments

The scope of business of a bank holding company is limited to the management of corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act and any business incidental thereto. However, there is the movement toward expanding the scope of business, in which bank holding companies may engage, as proposed in a bill submitted to the Diet on March 4, 2016, the “Bill for the Partial Revision of the Banking Act, etc., to Address Advances in Information Technology and Other Changes.” The Bill would permit a bank holding company to engage in business activities that are common to subsidiaries of the bank holding company, including banks, if doing so contributes to the integrated and efficient management of the group business.

In light of these developments, it is proposed that Article 2 of the Articles of Incorporation regarding the Purposes of SMFG be amended to enable SMFG to promptly engage in the relevant permissible business activities in the event that the scope of business of SMFG is expanded in accordance with the provisions of the Banking Act.

2. Details of Amendments

Existing Articles of Incorporation and the proposed amendments are set forth in the attached Exhibit.

3. Schedule

Scheduled date of the General Meeting of Shareholders for the proposed amendments to the Articles of Incorporation: June 29, 2016

Scheduled effective date of the proposed amendments to the Articles of Incorporation: June 29, 2016

Exhibit

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)
Existing Articles of Incorporation	Proposed Amendments
(Purposes) Article 2. The purposes of the Corporation shall be to engage in the following businesses as a bank holding company:	(Purposes) Article 2. The purposes of the Corporation shall be to engage in the following businesses as a bank holding company:
(1) Management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act.	(1) Management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act and any business incidental thereto.
(2) Any business incidental to the business mentioned in the foregoing Item.	(2) In addition to the businesses provided in the foregoing Item, any business in which a bank holding company is permitted to engage under the Banking Act.